Filed pursuant to Rule 424(b)(3)
Registration No. 333-230888
PROSPECTUS SUPPLEMENT No. 9
(to Prospectus dated April 19, 2019)

PARKERVISION, INC.

17,189,660 Shares of Common Stock

This Prospectus Supplement relates to the prospectus dated April 19, 2019, as amended and supplemented from time to time (the “Prospectus”) which permits the resale by the selling stockholders listed in the Prospectus of up to 17,189,660 shares of our common stock, par value $0.01 per share (“Common Stock”) including:

(i) an aggregate of 1,273,540 shares of our Common Stock, consisting of 923,540 shares of Common Stock sold by us in a private placement consummated on July 6, 2016 and up to 350,000 shares of Common Stock issuable upon exercise of a warrant sold by us on May 27, 2016, with an exercise price of $2.00 per share and a term of five years (“2016 Warrant”); such shares were previously registered on Form S-3 which was declared effective on August 2, 2016 (File No. 333-212670) (the “Resale Registration Statement”);

(ii) up to 10,000,000 shares of Common Stock by Aspire Capital Fund, LLC (“Aspire Capital”) issued and issuable by us in accordance with a securities purchase agreement dated July 26, 2018 (“PIPE Agreement”); such shares were previously registered pursuant to the registrant’s registration statement on Form S-1 along with a pre-effective amendment, which was declared effective on September 10, 2018 (File No. 333-226738) (the “Aspire Resale Registration Statement”); and

(iii) an aggregate of 5,916,120 shares of common stock issuable upon conversion of, and for the payment of interest from time to time at our option for, convertible promissory notes issued September 10, 2018, which have a fixed conversion price of $0.40 per share (“First 2018 Notes”) and a convertible promissory note issued September 19, 2018, which has a fixed conversion price of $0.57 per share (“Second 2018 Note” and together with the First 2018 Notes, the “2018 Notes”); such shares were previously registered pursuant to the registrant’s registration statement on Form S-1 which was declared effective on November 13, 2018 (File No. 333-228184) (the “Conversion Share Resale Registration Statement”).

We will not receive proceeds from the sale of the shares of Common Stock by the selling stockholders. To the extent the 2016 Warrant is exercised for cash, we will receive up to an aggregate of $700,000 in gross proceeds. Additionally, we may receive up to an additional $3,713,500 in proceeds from the sale of our Common Stock or the exercise of warrants issued to Aspire Capital under the PIPE Agreement. We expect to use proceeds received from the exercise of warrants, if any, to fund our patent enforcement actions and for other working capital and general corporate purposes.

This Prospectus Supplement is being filed to update and supplement the information previously included in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission (the “SEC”) on January 10, 2020 (the “8-K”). Accordingly, we have attached the 8-K to this prospectus supplement. You should read this prospectus supplement together with the prospectus, which is to be delivered with this prospectus supplement.

Any statement contained in the Prospectus shall be deemed to be modified or superseded to the extent that information in this Prospectus Supplement modifies or supersedes such statement. Any statement that is modified or superseded shall not be deemed to constitute a part of the Prospectus except as modified or superseded by this Prospectus Supplement.

This Prospectus Supplement should be read in conjunction with, and may not be delivered or utilized without, the Prospectus.

Our Common Stock is listed on the OTCQB Venture Capital Market under the ticker symbol “PRKR.”

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 6 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the SEC nor any such authority has approved or disapproved these securities or determined whether this Prospectus or Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus Supplement is January 14, 2020.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________

FORM 8-K
CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): January 8, 2020

PARKERVISION, INC.
(Exact Name of Registrant as Specified in Charter)

Florida	000-22904	59-2971472
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

7915 Baymeadows Way, Jacksonville, Florida	32256
(Address of Principal Executive Offices)	(Zip Code)

(904) 732-6100
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
Common Stock, $.01 par value	PRKR	OTCQB
Common Stock Rights		OTCQB

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e 4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter.

Emerging growth company   ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.   ☐

Item 1.01. Entry into a Material Definitive Agreement.

Convertible Notes

On January 8, 2020, ParkerVision, Inc. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with accredited investors identified on Exhibit 10.4 hereof (the “Holders”) which provides for the sale of unsecured convertible promissory notes (the “Notes”) with an aggregate face value of $450,000. The Notes are convertible at any time and from time to time by the Holders into shares of Common Stock at a fixed conversion price of $0.13 per share. Any unconverted, outstanding principal amount of the Notes is payable on January 8, 2025, unless otherwise extended. The maturity date of the note may be extended for up to ten (10) one-year periods at the option of the Holder. The $450,000 proceeds from the sale of the Notes will be used to fund the Company’s operations.

Interest accrues at a rate of 8% per annum on the Notes, and is payable quarterly either in cash, shares of Common Stock, or a combination thereof at the Company’s option, subject to certain equity conditions, on the 15th of April, July, October, and January of each year during the initial five (5) year term of the Note (each an “Interest Payment Date”) commencing with the first Interest Payment Date following effective date of registration of the underlying shares. In the event the maturity date of the note is extended at the option of the Holder, the interest rate shall decrease to 2% per annum and is payable once annually at the extended maturity date.

The Notes provide for events of default that include (i) failure to pay principal or interest when due, (ii) any breach of any of the representations, warranties, covenants or agreements made by the Company in the Purchase Agreement, (iii) events of liquidation or bankruptcy, and (iii) a change in control. In the event of default, the interest rate increases to 12% per annum and the outstanding principal balance of the Notes plus all accrued interest due may be declared immediately payable by the holders of a majority of the outstanding principal balance of the Notes.

The Company also entered into a registration rights agreement (the “Convertible Notes Registration Rights Agreement”) with the Holders pursuant to which the Company will register the shares of Common Stock underlying the Notes. The Company has committed to file the registration statement by the 120th calendar day following the issuance date of the Notes and to cause the registration statement to become effective by the 180th calendar day following the issuance date. The Convertible Notes Registration Rights Agreement provides for liquidated damages upon the occurrence of certain events including failure by the Company to file the registration statement or cause it to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription amount paid by the Holders for the Notes upon the occurrence of the event, and monthly thereafter, up to a maximum of 6%.

The Notes were offered and sold solely to accredited investors on a private placement basis under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

The foregoing summaries of the Purchase Agreement, the Notes, and the Convertible Notes Registration Rights Agreement are qualified in their entirety by reference to the full text of the agreements, which are attached as part of Exhibits 10.1 through 10.3 hereto and are incorporated herein by reference.

Private Placement of Common Stock

In addition, on January 9, 2020,the Company entered into a subscription agreement (the “Subscription Agreement”) providing for the sale of an aggregate of 1,169,232 shares (“Shares”) of the Company’s common stock, par value $0.01 per share, at a price of $0.13 per share, to accredited investors listed on Exhibit 10.7 hereto. The Company closed the sale contemplated by the Subscription Agreement on the same date. The Subscription Agreement contains customary representations and warranties of the purchaser. The $152,000 in proceeds from the sale of the Notes will be used to fund the Company’s operations.

The Company also entered into a registration rights agreement (the “PIPE Registration Rights Agreement”) with the investors pursuant to which the Company will register the Shares. The Company has committed to file the registration statement by the 120th calendar day following the closing date and to cause the registration statement to become effective by the 180th calendar day following the closing date. The PIPE Registration Rights Agreement provides for liquidated damages upon the occurrence of certain events including failure by the Company to file the registration statement or cause it to become effective by the deadlines set forth above. The amount of the liquidated damages is 1.0% of the aggregate subscription upon the occurrence of the event, and monthly thereafter, up to a maximum of 6%.

The Shares were offered and sold to accredited investors on a private placement basis under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

The foregoing summaries of the Purchase Agreement and the PIPE Registration Rights Agreement are qualified in their entirety by reference to the full text of the agreements, which are attached as part of Exhibits 10.5 through 10.6 hereto and are incorporated herein by reference.

Repayment of Promissory Note

In addition, on January 9, 2020 the Company issued 214,000 unregistered shares of the Company’s Common Stock (the “Repayment Shares”) as an in-kind payment of approximately $28,000 in outstanding principal and accrued interest on a June 7, 2019 promissory note with Mark Fisher.

Item 3.02. Unregistered Sales of Equity Securities.

The disclosures included in Item 1.01 regarding the shares underlying the Notes, the shares subject to the Subscription Agreement and the Repayment Shares are incorporated herein by reference to the extent required.

The Notes and the Common Stock issuable upon conversion of the Notes are being sold pursuant to the exemption from registration afforded by Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.

The Shares were offered and sold to accredited investors on a private placement basis under Section 4(a)(2) of the Securities Act of 1933, as amended, and Rule 506 promulgated thereunder.
Item 9.01. Financial Statements and Exhibits.

(d)
Exhibits:

Exhibit No.	Description
10.1	Form of Securities Purchase Agreement
10.2	Form of Convertible Note
10.3	Form of Convertible Note Registration Rights Agreement
10.4	List of Convertible Note Holders
10.5	Form of Subscription Agreement
10.6	Form of PIPE Registration Rights Agreement
10.7	List of Accredited Investors

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: January 10, 2020
PARKERVISION, INC.

By /s/ Cynthia Poehlman
Cynthia Poehlman
Chief Financial Officer